VIA EDGAR

January 18, 2016

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	BPV Family of Funds (“Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Small Cap Fund (the “Expected New Fund”), a series of the Trust

Request for Withdrawal of Post-effective Amendment No. 28 to the Trust’s Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended, on behalf of the Trust, we respectfully request the withdrawal of Post-effective Amendment No. 28 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the Securities and Exchange Commission on November 5, 2015 (Accession No. 0001398344-15-007398) for the purpose of registering the Expected New Fund as a new series of shares to be offered by the Trust.  The Amendment is being withdrawn because the Trust has determined not to launch the Expected New Fund. No securities were sold in connection with the Expected New Fund.

If you have any questions or require anything further, please do not hesitate to contact me at jskinner@kilpatricktownsend.com or (336) 607-7512.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Michael R. West, President of the Trust